Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 6, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11285
Energy Buy-Write Portfolio Series
(the “Trust”)
CIK No. 0002002132 File No. 333-276811

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes the disclosure in the section entitled “Portfolio Selection Process” states “To ensure adequate liquidity, the Sponsor only selects those stocks that have enough daily liquidity to adequately support the buying and selling of the anticipated number of shares on any given day to meet the Trust’s purchases and/or redemption requirements.” Please consider revising this disclosure to clarify its meaning.

Response:The Trust notes that, as a preliminary liquidity screen, the Sponsor excludes companies whose shares it does not believe have the average daily trading volume to support potential purchasing and selling activity by the Trust without materially affecting share price. The Sponsor conducts this analysis based on expected Trust size and term.

In accordance with the Staff’s comment, the referenced disclosure has been revised as follows:

“To ensure adequate liquidity, the Sponsor only selects those stocks that have enough daily liquidity to adequately support the buying and selling of the anticipated number of shares on any given day to meet the Trust’s expected purchases and/or redemption requirements.”

2.Please modify the disclosure in the section entitled “Additional Portfolio Contents” consistent with prior Staff comments. Additionally, please consider whether including dividend-paying securities is necessary in the modified disclosure.

Response:In accordance with the Staff’s comment, the disclosure has been modified to reflect prior Staff comments and remove dividend-paying securities from the modified disclosure.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon